Exhibit 22.1

Subsidiary Issuer of Guaranteed Securities

Piedmont Operating Partnership, LP (“Piedmont OP”), the wholly-owned subsidiary of the registrant, Piedmont Office Realty Trust, Inc., is the issuer of (i) $350 million aggregate principal amount of 3.40% Senior Notes due 2023, (ii) $400 million aggregate principal amount of 4.45% Senior Notes due 2024, (iii) $300 million aggregate principal amount of 3.15% Senior Notes due 2030, and (iv) $300 million aggregate principal amount of 2.75% Senior Notes due 2032 (collectively, the “Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by the registrant, the parent entity that consolidates Piedmont OP and all other subsidiaries.